[redacted]

12013703

KH 3/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
12 REGISTRATIONS BRANCH

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2013 |
| Estimated average burden hours per response. . . . . . | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47802 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comstock Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9430 Readcrest Drive
(No. and Street)

Beverly Hills (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Balash 310-278-6444 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Jeffrey Balash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comstock Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

See attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

FABIOLA A. MAZARIEGOS HERRERA
Commission # 1956835
Notary Public - California
Los Angeles County
My Comm. Expires Oct 10, 2015

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this 7 (Date) day of February (Month), 2012 (Year),

by

(1) Jeffrey Balash (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______ (Signature of Notary Public)

### OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

**Further Description of Any Attached Document**

Title or Type of Document: Annual Audited Report

Document Date: February 7, 2012 Number of Pages: 2

Signer(s) Other Than Named Above: N/A

COMSTOCK PARTNERS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2011

COMSTOCK PARTNERS, LLC

Table of Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Board of Members
Comstock Partners, LLC
Beverly Hills CA

I have audited the accompanying statement of financial condition of Comstock Partners, LLC, as of December 31, 2011 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comstock Partners, LLC, as of December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2012

COMSTOCK PARTNERS, LLC

Statement of Financial Condition
December 31, 2011

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 23,773 |
| Fixed assets, net of accumulated depreciation of $ 83,420 | | 80,579 |
| Total assets | $ | 104,352 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accounts payable | $ | 12,753 |
| Total liabilities | | 12,753 |
| MEMBERS' EQUITY: | | |
| Members' equity | | 91,599 |
| Total members' equity | | 91,599 |
| Total liabilities and members' equity | $ | 104,352 |

The accompanying notes are an integral part of these financial statements

# COMSTOCK PARTNERS, LLC

## Statement of Income
For the year ended December 31, 2011

| | |
|---|---|
| REVENUES: | |
| Fees | 112,000 |
| Interest income | 22 |
| Total income | 112,022 |
| EXPENSES: | |
| Insurance | 16,663 |
| Office expense | 27,034 |
| Professional fees | 106,436 |
| Telephone and communications | 7,137 |
| Travel and entertainment | 55,140 |
| Other general and administrative expenses | 109,835 |
| Total expenses | 322,245 |
| LOSS BEFORE INCOME TAXES | (210,223) |
| INCOME TAX PROVISION (Note 2) | |
| Income tax expense | 800 |
| NET LOSS | $ (211,023) |

The accompanying notes are an integral part of these financial statements

# COMSTOCK PARTNERS, LLC

## Statement of Changes in Members' Equity
For the year ended December 31, 2011

| | Beginning Members' Equity | Capital Contributions | Total Members' Equity |
|---|---|---|---|
| Beginning balance January 1, 2011 | $ 89,622 | $ - | $ 89,622 |
| Capital contributions | | 213,000 | 213,000 |
| Net loss | (211,023) | - | (211,023) |
| Ending balance December 31, 2011 | $ (121,401) | $ 213,000 | $ 91,599 |

The accompanying notes are an integral part of these financial statements

# COMSTOCK PARTNERS, LLC

## Statement of Cash Flows
For the year ended December 31, 2011

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net loss | $ (211,023) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 12,763 |
| (Increase) decrease in: | |
| Increase (decrease) in: | |
| Accounts payable | 6,734 |
| Total adjustments | 19,497 |
| Net cash used in operating activities | (191,526) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of fixed assets | (13,881) |
| Net cash used in investing activities | (13,881) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Capital contributions | 213,000 |
| Net cash provided by financing activities | 213,000 |
| Increase in cash | 7,593 |
| Cash-beginning of period | 16,180 |
| Cash-end of period | $ 23,773 |
| Supplemental disclosure of cash flow information | |
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ 800 |

The accompanying notes are an integral part of these financial statements

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Comstock Partners, LLC (the "Company"), was formed on Apri16, 1995, in the State of California as a limited liability company, and subsequently converted to a Nevada LLC on May 15, 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to provide financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses. The Company does not hold customer funds or safeguard customer securities.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees that are paid on a success basis are recognized in full on the completion of a project.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to forty (40) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Stale of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's investments in marketable equity and debt securities are c l assified as "available for sale." Available for sale securities are recorded at fair value in investments, at estimated fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based on the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities are unavailable, management values these securities at cost.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income, " which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2011.

Note 2: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent investments in marketable securities. The Company considers these investments as "available tor sale," as defined by FASB 115, *Accounting For Certain Investment in Debt and Equity Securities.*

Readily marketable securities consist of money market funds, corporate stocks, and publicly traded mutual funds at their fair market value.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

| | | |
|---|---|---|
| Office equipment | $ | 14,256 |
| Furniture & fixtures | | 40,687 |
| Office improvement | | 109,055 |
| | | 163,998 |
| Less accumulated depreciation | | (83,420) |
| Property and equipment, net | $ | 80,579 |

For the year ended December 31, 2011 depreciation expense was $12,763.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is a Nevada LLC doing business in California. The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2011 the Company was only subject to the minimum limited liability company income tax or $800.

Note 5: COMMITMENTS AND CONTINGENCIES
*Contingencies*

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended December 31, 2010, cash balances held in the financial institution were in excess of the FDIC insured limit. The Company has not experienced any losses in this account and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 6: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011 the Company had net capital of $11,020, which was $6,020 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($12,753) to net capital was 1.16 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 7: GOING CONCERN:

The Company has not earned enough revenue to support its direct expenses. The viability of the Company to continue as a going concern is a function of the members' capital and future capital contributions and generating revenue.

# COMSTOCK PARTNERS, LLC

## Statement of Net Capital
## Schedule I
## For the year ended December 31, 2011

| | Focus 12/31/11 | Audit 12/31/11 | Change |
|---|---|---|---|
| Members' equity, December 31, 2011 | $ 91,599 | $ 91,599 | $ - |
| Subtract - Non allowable assets: | | | |
| Fixed assets | 80,579 | 80,579 | - |
| Tentative net capital | 11,020 | 11,020 | - |
| Haircuts | 0 | 0 | - |
| NET CAPITAL | 11,020 | 11,020 | - |
| Minimum net capital | 5,000 | 5,000 | - |
| Excess net capital | $ 6,020 | $ 6,020 | - |
| Aggregate indebtedness | 12,753 | 12,753 | - |
| Ratio of aggregate indebtedness to net capital | 1.16% | 1.16% | |

There were no differences between the audit and Focus filed at December 31, 2011.



The accompanying notes are an integral part of these financial statements

COMSTOCK PARTNERS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2010

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • (818) 401-8800

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5**

Board of Members
Comstock Partners, LLC
Beverly Hills, California

In planning and performing my audit of the financial statements of Comstock Partners, LLC, for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed Comstock Partners, LLC, including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2012